ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JANUARY 11, 2010 AND

PROSPECTUS DATED JANUARY 11, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-164284

THE NASDAQ OMX GROUP, INC.

4.00% Senior Notes due 2015

Final Term Sheet

January 12, 2010

Issuer:	The NASDAQ OMX Group, Inc.

Type:	SEC Registered

Ratings:*	Baa3 (stable outlook) / BBB (stable outlook)

Size:	$400,000,000

Maturity:	January 15, 2015

Coupon (Interest Rate):	4.00%

Yield to Maturity:	4.114%

Spread to Benchmark Treasury:	T + 162.5 basis points

Benchmark Treasury:	2.625% due December 2014

Benchmark Treasury Price and Yield:	100-20 1/4 and 2.489%

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2010

Redemption Provision:	Callable at any time, at the greater of par or the make-whole redemption price (Treasury Rate plus 30 basis points)

Price to Public:	99.490%

Trade Date:	January 12, 2010

Settlement Date:	January 15, 2010 (T +3)

CUSIP / ISIN:	631103 AC2 / US631103AC20

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JANUARY 11, 2010 AND

PROSPECTUS DATED JANUARY 11, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-164284

Use of Proceeds:

Our net proceeds from this offering will be approximately $988.093 million, after deducing the underwriters’ discount and our estimated offering expenses. We intend to use the net proceeds from this offering, together with the net proceeds of approximately $700 million from borrowings under our new senior credit facility and cash on hand, to repay all amounts outstanding under our existing senior secured credit facilities and to terminate the associated credit agreement.

We expect to enter into a senior unsecured credit agreement upon the consummation of this offering providing for up to $950 million in borrowings. The existing senior secured credit facilities that will be repaid and terminated in connection with this offering include term loan facilities with aggregate principal amount of $2,000 million, under which $1,700 million was outstanding as of December 31, 2009, and a revolving credit facility with aggregate principal amount of $75 million, under which no amounts were outstanding. The maturity date of both the term loan facilities and the revolving credit facility is February 27, 2013. As of December 31, 2009, the interest rate applicable to amounts outstanding under the term loan facilities was the LIBOR rate (set by the British Bankers Association LIBOR Rate) plus 2.0%, for an effective rate of approximately 2.23094% (except with respect to $200 million of the borrowings, for which the effective rate was approximately 2.25563%).

ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JANUARY 11, 2010 AND

PROSPECTUS DATED JANUARY 11, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-164284

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC, J.P. Morgan Securities Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC toll free at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, or calling J.P. Morgan Securities Inc. at the following collect number: 1-212-834-4533 or calling or e-mailing Wells Fargo Securities, LLC toll free or at 1-800-326-5897 or Prospectus.specialrequests@wachovia.com.

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